

IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PROVIDES NOTICE OF SECOND QUARTER 2025 RESULTS AND CONFERENCE CALL

Toronto, Ontario, July 9, 2025 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce it plans to release its second quarter 2025 operating and financial results after market hours on **Thursday, August 7, 2025**. Senior management will host a conference call to discuss the operating performance and financial results on **Friday, August 8, 2025, at 8:30 a.m. (Eastern Time)**.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

> Pre-register via: Chorus Call IAMGOLD Q2 2025 Registration *(recommended)* – Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.
>
> Toll free (North America): **1 (833) 752-3518**
>
> International: 1 (647) 846-8209
>
> Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=RBvNJ4HT

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or 1 (412) 317-0088 from international locations and entering the passcode: 4350213.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine achieved full nameplate in June 2025 and has the potential to be among the largest gold mines in Canada. IAMGOLD operates Côté in partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com